UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 0-26402

FORM 12b-25	CUSIP NUMBER 025636-20-0

NOTIFICATION OF LATE FILING

(Check one):   ☒ Form 10-K   ☐ Form 20F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________

PART I – REGISTRANT INFORMATION

The American Energy Group, Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

20 Nod Hill

Address of Principal Executive Office (Street and Number)

Wilton, CT 06897

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K , Form 20F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, orportion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Form 10-K for the period ended June 30, 2016, could not be filed within the prescribed time period due to delays in obtaining information regarding its overseas subsidiary, Hycarbex-American Energy, Inc., which was awarded to the registrant by the International Chamber of Commerce International Court of Arbitration on April 15, 2015. The subsidiary holds interests in several oil and gas exploration licenses within the Republic of Pakistan. The subsidiary-related information is critical to the completion of the Form 10-K. Such delays could not be eliminated by the registrant without unreasonable effort or expense.  The registrant expects to file the Form 10-K on or before the extended deadline of October 14, 2016.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pierce Onthank	(203)	222-7315
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The American Energy Group, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 27, 2016	By:	/s/ Pierce Onthank
Pierce Onthank
CEO and President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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